1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

December 19, 2016

VIA EDGAR

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Harding, Loevner Funds, Inc. (the “Registrant”)

File Numbers 333-09341 and 811-07739

Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

This letter responds to the U.S. Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments that you provided with respect to Post-Effective Amendment No. 47 (“PEA No. 47”) to the Registrant’s registration statement filed with the SEC on September 26, 2016. PEA No. 47 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of establishing two new series of the Registrant, the Global Equity Research Portfolio and Emerging Markets Research Portfolio (each, a “Portfolio” and together, the “Portfolios”). We have reproduced the Staff’s comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in PEA No. 47.

PROSPECTUS

Global Equity Research Portfolio

1.	Comment: Please complete all missing or incomplete information, including the fee table. In addition, please provide a copy of the completed fee table to the Staff for review at least a week in advance of the filing’s effectiveness.

Response: The Registrant hereby confirms that all missing or incomplete information has been completed and that a completed fee table was provided to the Staff on December 8, 2016.

2.	Comment: Please clarify whether Harding Loevner is able to recoup any expenses reimbursed under the Fee Waiver and Expense Reimbursement Agreement.

Response: The Fee Waiver and Expense Reimbursement Agreement between the Registrant and Harding Loevner does not contain a recoupment provision and, therefore, Harding Loevner will not recoup any reimbursed expenses.

3.	Comment: In the Portfolio Summary — Principal Investment Strategies section, please disclose the method for determining emerging and frontier markets.

Response: The Registrant respectfully declines to incorporate this comment. The Registrant believes that the disclosure related to the method for determining emerging and frontier markets is not required to be disclosed in the Principal Investment Strategies section because the Portfolio invests broadly in securities of companies domiciled in various countries and regions around the world.

4.	Comment: In the Portfolio Summary — Principal Investment Strategies section, the Prospectus states that the investment guidelines established for the Portfolio include limits on exposure by industry. Please provide additional details on the limits on exposure by industry that would be relevant to investors.

Response: The Registrant respectfully declines to incorporate this comment. Any limits on exposure by industry relate to Harding Loevner’s internal investment guidelines that are not required to be disclosed in the Principal Investment Strategies section.

5.	Comment: In the Portfolio Summary — Principal Risks section, please include the risk of investing in investment companies.

Response: The Portfolio currently does not intend to invest a significant portion of its assets in investment companies. Accordingly, the Registrant does not believe that the risk of investing in investment companies is required in the Principal Risks section.

6.	Comment: In the Portfolio Summary — Principal Risks section, please include derivatives risk.

Response: The Portfolio currently does not intend to use derivatives, except to the extent that participation notes are considered derivative instruments. The Portfolio intends to invest in participation notes to gain exposure to common stocks in markets that restrict foreign investors from purchasing directly in their securities markets. Accordingly, the Portfolio has provided tailored risk disclosure in the Principal Risks section that specifically addresses the risks involved in investing in participation notes and the Registrant believes that additional derivative risk disclosure is not required.

7.	Comment: Please confirm that the Portfolio will not use any equity derivative securities, other than participation notes. The Staff also notes that the Portfolio Summary — Principal Risks section does not include risk disclosure relating to investments in equity derivatives.

Response: As discussed above, the Registrant hereby confirms that it does not currently intend to use any equity derivative securities, other than to the extent participation notes are considered derivatives.

8.	Comment: Please clarify whether investments in derivatives will be included in the 80% policy and, if so, how such derivatives will be valued.

Response: The Portfolio may include investments in derivatives in its 80% policy to the extent that participation notes are considered equity securities. The Portfolio will value its investments in derivatives based on the current market value of each derivative as set forth in the Registrant’s Valuation Procedures, not on the notional amount of such derivatives.

9.	Comment: In the Portfolio Summary — Principal Investment Strategies section, please include an explanation of participation notes.

Response: The Registrant respectfully declines to incorporate this comment because the Portfolio currently includes an explanation of participation notes in the “Participation Notes” risk factor.

10.	Comment: If the Portfolio may have to pay the issuer of the participation note, please disclose in the registration statement that the Portfolio will segregate assets to cover that obligation.

Response: The Portfolio will not have to pay the issuer of the participation note and thus the Portfolio will not be required to segregate assets to cover that obligation.

11.	Comment: In the Portfolio Summary — Principal Investment Strategies section, the Prospectus states that the Portfolio will normally invest in equity securities of companies domiciled in Europe, the Pacific Rim, the United States, Canada and Mexico and countries with emerging or frontier markets. Please include corresponding risk disclosure relating to each of those geographic regions or countries.

Response: The Registrant respectfully declines to incorporate this comment. The Portfolio has included “Foreign Investment Risk” and “Emerging and Frontier Market Risk,” which discuss the risks of investing in securities issued by foreign issuers, and the Registrant believes the current disclosure is sufficient.

12.	Comment: In the Portfolio Summary — Principal Investment Strategies section, the Prospectus states that at least 65% of the Portfolio’s total assets will be denominated in at least three currencies, which may include the U.S. dollar. If known, please disclose the other two currencies.

Response: The Registrant respectfully declines to incorporate this comment. The Portfolio discloses that at least 65% of the Portfolio’s total assets will be denominated in at least three currencies for the purpose of informing investors that the Portfolio’s assets will be denominated in non-U.S. dollars and that the Portfolio’s foreign currency exposure will be diversified to that extent, and the Registrant believes the current disclosure is sufficient for this purpose.

13.	Comment: In the Portfolio Summary — Principal Investment Strategies section, please include depositary receipt risk.

Response: The Registrant respectfully declines to incorporate this comment. The Portfolio discloses the risks related to depositary receipts in the Statement of Additional Information and the Registrant believes the current disclosure is sufficient.

14.	Comment: Please include Acquired Fund Fees and Expenses in the Portfolio Summary — Portfolio Fees and Expenses fee table, if applicable.

Response: The Portfolio does not currently intend to invest in investment companies at such levels to require disclosure of Acquired Fund Fees and Expenses.

15.	Comment: In the Portfolio Summary — Principal Investment Strategies section, please revise the disclosure to state that Depositary Receipts “will be considered to be denominated in the currency of the country where the securities underlying the Depositary Receipts are principally traded” (emphasis added).

Response: The Registrant has incorporated this comment.

16.	Comment: In the Portfolio Summary — Management and Management of the Fund — Portfolio Management sections, please confirm whether Mr. West and Ms. Surana are jointly and primarily responsible for the day-to-day management of the Portfolio and, if not, describe their respective roles.

Response: The Registrant hereby confirms that Mr. West and Ms. Surana are jointly and primarily responsible for the day-to-day management of the Portfolio.

17.	Comment: In the Additional Information on Portfolio Investment Strategies and Risks — Other Investment Strategies section, the Prospectus states that the Portfolio may invest in junk bonds. Please consider including the Portfolio’s ability to invest in junk bonds as a principal investment strategy.

Response: The Portfolio currently does not intend to invest in junk bonds.

18.	Comment: In the Additional Information on Portfolio Investment Strategies and Risks — Other Investment Strategies section, the Prospectus states that the Portfolio may use options and futures transactions. If applicable, please consider including the Portfolio’s ability to use options and futures as a principal investment strategy.

Response: The Portfolio currently does not intend to use options or futures.

19.	Comment: Please include debt security risk as a principal risk.

Response: The Registrant respectfully declines to incorporate this comment. While the Portfolio has the ability to invest up to 20% of its total assets in debt securities of domestic and foreign issuers, it does not currently intend to invest in debt securities, except to the extent that participation notes are considered debt securities. As discussed above, the Registrant currently includes the Portfolio’s ability to invest in participation notes as a principal investment strategy.

20.	Comment: In the Additional Information on Portfolio Investment Strategies and Risks section, please delineate clearly between principal and non-principal risks.

Response: The Registrant respectfully declines to incorporate this comment because the Registrant believes that the Portfolio’s principal risks are clearly disclosed in the Portfolio Summary section. The Additional Information on Portfolio Investment Strategies and Risks section is designed to be read in conjunction with the Portfolio’s principal risk disclosure in the Portfolio Summary section, and provides more detailed information on the Portfolio’s principal risks, as well as information on the additional non-principal risks that may apply to the Portfolio.

Emerging Markets Research Portfolio

21.	Comment: Please make all of the relevant corresponding changes from the Global Equity Research Portfolio’s Portfolio Summary section.

Response: The Registrant has incorporated this comment.

22.	Comment: In the Portfolio Summary — Principal Investment Strategies section, the Prospectus states that the Portfolio will “invest broadly in equity and debt securities.” Please disclose the maturity and quality criteria that the Portfolio will use when investing in debt securities.

Response: The Registrant has removed the reference to “debt securities” in the Principal Investment Strategies section because the Portfolio currently does not intend to invest a significant portion of its assets in in debt securities. Although investing in debt securities is not a principal investment strategy of the Portfolio, the Registrant notes that the Portfolio may invest up to 35% of its total assets in debt securities, as disclosed in the Additional Information on Portfolio Investment Strategies and Risks—Other Investment Strategies section.

23.	Comment: Please confirm that the securities of U.S. companies will not be considered securities issued by companies based in emerging or frontier markets for purposes of the Portfolio’s 65% policy.

Response: The Registrant hereby confirms that the securities of U.S. companies will not be considered securities issued by companies based in emerging or frontier markets for purposes of the Portfolio’s 65% policy.

24.	Comment: The Staff notes that the Portfolio Summary — Principal Risks section includes financial services sector risk. In the Portfolio Summary — Principal Investment Strategies section, please include corresponding disclosure that the Portfolio invests in securities of issuers in the financial services sector.

Response: The Registrant respectfully declines to incorporate this comment because it is not the Portfolio’s principal investment strategy to invest in securities of issuers in the financial services sector.

25.	Comment: In the Portfolio Summary — Management and Management of the Fund — Portfolio Management sections, please confirm whether Mr. West and Ms. Surana are jointly and primarily responsible for the day-to-day management of the Portfolio and, if not, describe their respective roles.

Response: The Registrant hereby confirms that Mr. West and Ms. Surana are jointly and primarily responsible for the day-to-day management of the Portfolio.

26.	Comment: Please make all of the relevant corresponding changes from the Institutional Class Prospectus to the Investor Class Prospectus.

Response: The Registrant has incorporated this comment.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

27.	Comment: The Statement of Additional Information (the “SAI”) states that the Portfolios may invest up to 10% of the value of its total assets in warrants for equity securities. Please disclose each Portfolio’s ability to invest in warrants in the Portfolio Summary sections.

Response: The Registrant hereby confirms that each Portfolio’s Portfolio Summary section discloses that the Portfolio invests in warrants issued by companies.

*    *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3889 if you wish to discuss this correspondence further.

Best regards,

/s/ Stephen H. Bier

Stephen H. Bier